SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 0-18760

                               Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1780-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F |X| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 16, 2004.

    Unilens Reports Record Earnings of $0.21 Per Diluted Share in FY'2004,
                  Before Tax Benefits and Extraordinary Gain

                      Net Sales Rise 30% to $4.1 Million

                 Royalties More Than Triple Prior-Year Levels

    LARGO, Fla., Nov. 16 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), reports significantly higher sales, royalties, earnings, and operating cash flows for the fourth quarter and fiscal year ended June 30, 2004.
    Net Sales excluding royalty income for the fiscal year ended June 30, 2004 rose by $945,476 (30%) to $4,074,577, versus $3,129,101 in the previous fiscal year. Net Sales excluding royalty income for the quarter ended June 30, 2004, increased by $239,313 (27%) to $1,117,182, compared with $877,869 in the quarter ended June 30, 2003. The increase in Net Sales was primarily the result of higher demand for the Company's C-Vue brand of disposable multi-focal soft contact lenses, which utilize Unilens' patented center near design and are distributed in blister-packed boxes of six.
    Royalty Income for the fiscal year ended June 30, 2004, increased by $669,742 (251%) to $937,394 compared with $267,652 in the fiscal year ended June 30, 2003. Royalty Income for the quarter ended June 30, 2004 increased by $167,421 (115%) to $313,673, compared with $146,252 in the fourth quarter of FY'2003.
    For the fiscal year ended June 30, 2004, the Company recorded Net Income before tax benefit and extraordinary item of $863,121, or $0.21 per diluted share, compared with a Net Loss before tax benefit of ($140,730), or ($0.04) per share, in FY'2003. After inclusion of a net future income tax benefit of $3,261,050 and a net gain on the extinguishment of debt of $1,952,563, Unilens reports Net Income totaling $6,076,734, or $1.48 per diluted share, for FY'2004. In the previous fiscal year, the Company reports total Net Income of $1,558,270, after inclusion of a net future income tax benefit of $1,699,000.
    For the quarter ended June 30, 2004, the Company reports Net Income before tax benefit of $349,328, or $0.08 per diluted share, versus Net Income of $49,900, or $0.01 per diluted share, in the fourth quarter of FY'2003. After inclusion of future income tax benefits, the Company reports Net Income of $3,800,561, or $0.90 per diluted share, in the fourth quarter of FY'2004 compared to $1,748,902, or $0.46 per diluted share, in the fourth quarter of FY'2003.
    Increases in Net Income before tax benefits and extraordinary gains during the quarter and fiscal year ended June 30, 2004 were primarily attributable to higher royalty income, coupled with strong and growing demand for the Company's C-Vue brand of multifocal contact lens products.
    The Company also reports that net cash provided from operating activities improved to $827,218 in FY'2004, compared with net cash used in operating activities of ($157,633) in the previous fiscal year.
    "Sales of our cast-molded C-Vue multi-focal contact lens product continued to steadily increase and gain market share throughout the most recent fiscal year," stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Higher C-Vue sales more than offset an expected decline in some of our soft lathe-cut product lines, resulting in a 30% increase in total Net Sales during Fiscal 2004. We are also pleased to report that Royalty Income received from our licensee, Bausch & Lomb, increased over 250% during Fiscal 2004 to $937,394. We are optimistic that royalties generated by the license of our multifocal design to Bausch & Lomb will increase in the current fiscal year."
    "Our year-end balance sheet also shows dramatic improvements in the Company's financial condition as a result of debt restructuring, the recognition of future tax assets, and improved cash flows during the most recent fiscal year," continued Vitale. "As of June 30, 2004, stockholders' equity totaled $4,010,833, compared with a stockholders' deficiency of ($2,137,978) at the end of the previous fiscal year. Our long-term debt was reduced by $3,786,437 (85%) to $688,139 during Fiscal 2004, from $4,474,576 on
June 30, 2003, through the extinguishment of certain debt and principal payments on the debt that remains outstanding. As of June 30, 2004, our cash and cash equivalents totaled $472,439, compared with $201,329 a year earlier, and we plan to continue paying down debt during Fiscal 2005.
    "As part of our ongoing efforts to enhance stockholder value, our common stock began trading on the OTC Bulletin Board in April 2004, and we have been pleased with the increase in both trading volume and share price since our listing on this U.S. market," concluded Vitale.

    About Unilens Vision Inc.
    Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com .
    Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" and the Canadian TSX Venture Exchange under the symbol "UVI".

(Note:  All financial information in this release is stated in U.S. Dollars).

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

     For more information, please contact:

     Michael Pecora, CFO, Unilens (727) 544-2531

                             UNILENS VISION INC.
               FOURTH QUARTER AND ANNUAL RESULTS - FISCAL 2004
                 CONDENSED CONSOLIDATED FINANCIAL INFORMATION


    (All figures in U.S. Dollars)

    RESULTS OF OPERATIONS
                              Three        Three     Year Ended    Year Ended
                              Months       Months      June 30,     June 30,
                              Ended        Ended         2004         2003
                             June 30,     June 30,
                               2004         2003

    Sales                 $ 1,117,182   $  877,869  $ 4,074,577  $ 3,129,101
    Cost of sales             621,914      614,327    2,415,007    2,074,318
                              495,268      263,542    1,659,570    1,054,783
    Expenses                  450,654      349,138    1,701,957    1,327,361
    Income (Loss) from
     operations                44,614      (85,596)     (42,387)    (272,578)
    Other items:
    Royalty Income            313,673      146,252      937,394      267,652
    Other Income/Expenses      (8,959)     (11,656)     (31,886)    (135,804)
                              304,714      134,596      905,508      131,848
    Income (loss) before
     tax and extraordinary
     item ("EOI")             349,328       49,000      863,121     (140,730)
    Net future income tax
     benefit                3,519,222    1,699,902    3,261,050    1,699,000
    Income (loss) before
     EOI                    3,868,550    1,748,902    4,124,171    1,558,270
    Extraordinary item        (67,989)          --    1,952,563           --
    Income (loss) for
     the period           $ 3,800,561  $ 1,748,902  $ 6,076,734  $ 1,558,270
    Income (loss) per
     common share
     before EOI:
      Basic                 $    0.93    $    0.46    $    1.01    $    0.41
      Diluted               $    0.92    $    0.46    $    1.00    $    0.41
    Income (loss) per
     common share:
      Basic                 $    0.91    $    0.46    $    1.49    $    0.41
      Diluted               $    0.90    $    0.46    $    1.48    $    0.41
    CASH FLOWS
    Provided (used) by
      Operating activities  $ 201,117    $ 114,190    $ 827,218   $ (157,633)
      Investing activities    (51,524)      (2,537)    (157,354)     (21,564)
      Financing activities   (128,291)          --     (397,376)          --
      Increase (decrease)
       in cash              $  21,302    $ 111,653    $ 272,488   $ (179,197)

    BALANCE SHEET
                                                       June 30,     June 30,
                                                         2004         2003
    Cash                                           $    472,439 $    201,329
    Total Assets                                      6,095,950    3,466,586
    Current Liabilities                               1,396,978    1,129,988
    Total Liabilities                                 2,085,117    5,604,564
    Stockholders Equity
     (Deficiency)                                  $  4,010,833 $ (2,137,978)

    Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

SOURCE  Unilens Vision Inc.
    -0-                             11/16/2004
    /CONTACT:  Michael Pecora, CFO of Unilens, +1-727-544-2531/
    /Web site:  http://www.unilens.com /
    (UVICF UVI UVI.V)

CO:  Unilens Vision Inc.
ST:  Florida, Canada
IN:  OTC HEA MTC
SU:  ERN

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    UNILENS VISION INC.
                                                      (Registrant)

Date November 16, 2004                              By /s/ Alfred W. Vitale
                                                       -------------------------
                                                       Name:  Alfred W. Vitale
                                                       Title: President